F. MARK REUTER

DIRECT DIAL: (513) 579-6469

FACSIMILE: (513) 579-6457

E-MAIL: MREUTER@KMKLAW.com

June 17, 2011

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Kendle International Inc.
Schedule TO-I
File No. 005-52911
Filed June 6, 2011

Dear Mr. Duchovny:

We have received and reviewed your letter dated June 13, 2011 related to the above-referenced filings of Kendle International Inc. (“Kendle” or the “Company”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Schedule TO-I

Item 10. Financial Statements

1.	We note that you have incorporated by reference the financial statements for the year ended December 31, 2010 and for the quarter ended March 31, 2011. Please revise your disclosure to include the summary required by Item 1010(c) of Regulation M-A. Refer to Instruction (f) to Item 10 of Schedule TO for additional guidance.

Pursuant to the instruction to Item 10 of Schedule TO, the Company has made the determination that its financial statements are not material to the Offer and has therefore amended the Schedule TO (as amended and filed on even date herewith, the “Schedule TO/A”) to replace the language following “(a) Financial Information” in Item 10 of the Schedule TO with “Not Applicable.”

Mr. Daniel F. Duchovny

June 17, 2011

Offer to Purchase

2.	We note that the offer is being made in connection with the provisions of the merger agreement with INC. We also note that the financing for the offer will be provided by INC. Thus, it appears that INC is a bidder in this offer and should file a Schedule TO-T providing all of the required disclosure. In the alternative, please provide us with your detailed legal analysis of why you believe INC is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 4, 2000; available on our website).

As previously discussed, consistent with the guidance in the SEC’s Manual of Publicly Available Telephone Interpretations (Q.1. under the heading “Tender Offer Rules and Schedules”), and because the subject notes are not registered under Section 12 of the Exchange Act of 1934 (as amended, the “Exchange Act”), the Company is of the view that the Offer is not subject to the requirements of Section 14(d) and Regulation 14D, even though the subject notes are convertible into common stock of a class of securities registered under the Exchange Act. Therefore, the Company is of the view that the Offer is not subject to the requirement that bidders (or persons deemed to be bidders) file a Tender Offer Statement on Schedule TO-T.

Incorporation of Documents by Reference, page ii

3.	We note that you attempt to incorporate by reference into the offer document all filings under section 13(a) , 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

We will indicate in the Schedule TO/A that we have amended the Offer to Purchase by striking the following language from the section under the heading “Incorporation of Documents by Reference”:

“All documents and reports filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Statement and at or prior to the earlier of the Offer Expiration Date or termination of the Offer and the Consent Solicitation shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents or reports. Notwithstanding the foregoing, no documents or information that are deemed to have been furnished and not filed in accordance with the Commission’s rules are or will be incorporated herein by reference, unless otherwise specifically indicated in such document. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or

Mr. Daniel F. Duchovny

June 17, 2011

superseded for purposes of this Statement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.”

In addition, we confirm that, if applicable, in the future we will subsequently file amendments to the Schedule TO for the purpose of specifically incorporating by reference any applicable future filings.

Forward-Looking Statements, page iii

4.	You state in this section (and in the press release filed as exhibit (a)(1)(iii)) that the discussion therein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

We will indicate in the Schedule TO/A that we have amended the Offer to Purchase by striking “within the meaning of the Private Securities Litigation Reform Act of 1995” from the section under the heading “Forward-Looking Statements.” In addition, we will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.

Summary, page 2

5.	Please revise the paragraph captioned “Withdrawal of Tenders and Revocation of Consents” on page 3 (and the related section on page 12) to describe the withdrawal rights provided for in Rule 13e-4(f)(2)(ii). In this respect, please revise the disclosure that tendered securities may not be withdrawn after the expiration of the offer.

We will indicate in the Schedule TO/A that we have amended the Offer to Purchase and Letter of Transmittal and Consent, accordingly, to provide that tendered notes may be withdrawn by the tendering holders if such notes are not accepted for payment after the expiration of forty business days from the commencement of the tender offer.

Source and Amount of Funds, page 7

Mr. Daniel F. Duchovny

June 17, 2011

6.	Please provide the disclosure required by Item 1007(d) of Regulation M-A.

We will indicate in the Schedule TO/A that we are striking the last paragraph under Item 7 of the Schedule TO and replacing it with the following:

“(d) Borrowed Funds. The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “The Merger—Financing of the Merger” is incorporated herein by reference.”

Certain United States Federal Income Tax Considerations, page 14

7.	Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of page 27 or delete the legend from this section and from the letter of transmittal.

We will indicate in the Schedule TO/A that we have amended the Offer to Purchase and Letter of Transmittal and Consent by deleting the legends relating to the Treasury Department Circular 230.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (513) 579-6469 or by email at mreuter@kmklaw.com.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

By:
F. Mark Reuter

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